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                                            REGISTRATION STATEMENT NO. 333-29635
                                                FILED PURSUANT TO RULE 424(b)(3)

                          PROSPECTUS SUPPLEMENT NO. 2
                                       TO
                         PROSPECTUS DATED JULY 21, 1997

                           UNAPIX ENTERTAINMENT, INC.

    The following information supplements, and must be read in connection with, the information contained in the Prospectus dated July 21, 1997 as supplemented by Prospectus Supplement No. 1 dated January 7, 1998 (the "Prospectus") of Unapix Entertainment, Inc., a Delaware corporation. This Prospectus Supplement must be delivered with a copy of the Prospectus.

    The following information supplements the information provided in the Prospectus under the caption "Plan of Distribution".

Dated: August 30, 1999
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                               PURCHASE OFFER FOR
                           UNAPIX ENTERTAINMENT, INC.
                  10% CONVERTIBLE SUBORDINATED NOTES DUE 2003

                                                    August 25, 1999

Dear Noteholder:

    By this purchase offer (the "Offer"), Unapix Entertainment, Inc., a Delaware corporation ("Unapix"), offers to purchase from the holders thereof (the "Holders") in cash up to (i) $3,611,250 of the $7,222,500 of its 10% Convertible Subordinated Notes due 2003 (the "Notes") having an original conversion price of $4.50 per share (and which is currently $4.17 per share after giving effect to anti-dilution adjustments) and (ii) 100 common stock purchase warrants for every $1,000 principal amount of Notes being purchased by Unapix, each such warrant expiring June 30, 2004 and entitling the holder to purchase one share of Unapix's common stock, $.01 par value per share ("Common Stock"), at an original exercise price of $6.00 per share (which exercise price is currently $5.26 per share giving effect to anti-dilution adjustments) (the "Warrants"). The purchase price for the Notes (the "Purchase Notes") and Warrants (the "Purchase Warrants") purchased pursuant to this Offer will equal 104.5% of the principal amount of such Notes plus accrued interest thereon through the date of purchase; provided, that such purchase is conditioned upon (i) such Holder converting an equal principal amount of Notes, at the "Deemed Prepayment Premium" (as defined below) at a modified conversion rate (the "Modified Conversion Price") equal to the average of the closing prices, as reported by the American Stock Exchange, for the 10 trading day period ending immediately prior to the "GE Credit Closing" (as defined below); (ii) such Holder surrendering to Unapix, in addition to the Purchase Warrants, 100 Warrants for every $1,000 principal amount of Notes converted (for which the Holder will receive no additional shares) (such Warrants surrendered in connection with the conversion being referred to as the "Conversion Warrants"); and (iii) the occurrence of the GE Credit Closing. For avoidance of doubt, any Notes converted at the Modified Conversion Price (the "Conversion Notes") shall be deemed amended immediately prior to conversion to adjust the conversion price to equal the price described above and to entitle the holder to receive upon conversion the Deemed Prepayment Premium by converting same into shares of Common Stock at the Modified Conversion Price. Notes not purchased or converted pursuant to this Offer shall not be amended or modified in any way as a result of this Offer. The "Deemed Prepayment Premium" shall mean the principal amount of the Conversion Notes plus the accrued and unpaid interest thereon through the date of conversion plus the 4.5% pre-payment premium that would have been payable on such Notes had they been called for redemption.

    It is contemplated that this Offer will remain open through 5:00 p.m. Eastern Time, September 3, 1999, unless extended (the "Expiration Date"). However, Unapix reserves the right to terminate or extend this Offer at any time.

    THIS OFFER IS SUBJECT TO THE CONDITION THAT UNAPIX CONSUMMATE A $40 MILLION CREDIT FACILITY WITH GENERAL ELECTRIC CAPITAL CORPORATION ON TERMS SATISFACTORY TO IT (THE "GE CREDIT CLOSING"). UNAPIX RESERVES THE RIGHT, AT ITS ELECTION, TO NOT PURCHASE ANY NOTES OR WARRANTS OR PERMIT CONVERSION AT THE MODIFIED CONVERSION PRICE UNLESS THE GE CREDIT CLOSING OCCURS. IF THE GE CREDIT CLOSING OCCURS, UNAPIX SHALL BE OBLIGATED TO PURCHASE ALL NOTES AND WARRANTS PROPERLY TENDERED.

    This Offer is being extended pursuant to, and forms a part of, Unapix's Prospectus, dated July 21, 1997, relating to the issuance of shares of Common Stock underlying the Notes and Warrants. A copy of such Prospectus is enclosed herewith. As the shares of Common Stock issuable upon conversion of the Conversion Notes are covered by such Prospectus, it is expected that the shares of Common Stock to be received by the Holders with respect thereto will not be "restricted" shares (within the meaning of the Securities Act of 1933), and accordingly, could be resold by the Holders without restrictions subject to applicable law.
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    To accept this Offer, a Holder should complete and sign the letter of transmittal which accompanies this Offer. The letter of transmittal together with the Purchase Notes, Purchase Warrants, Conversion Notes and Conversion Warrants should be delivered to Unapix at the following address:

                           Unapix Entertainment, Inc.
                               200 Madison Avenue
                            New York, New York 10016
                        Attention: Michael R. Epps, Esq.
                             TELEPHONE 212-252-7600
                             TELECOPY 212-252-7628
                           E-MAIL mepps@unapixent.com

Questions relating to sending your Notes and Warrants and confirmation that they have been received by Unapix can be directed to the same address at Unapix. Because the Notes and Warrants are valuable documents, it is recommended that if shipped, they be sent via a reliable express delivery service such as Federal Express, UPS, Airborne Express or by hand, to permit receipt by Unapix.

    UNAPIX DIRECTS HOLDERS TO THEIR FINANCIAL, LEGAL AND TAX ADVISORS FOR ADVICE CONCERNING THE RIGHTS AND OBLIGATIONS OF, AND CONSEQUENCES TO, THE HOLDERS WHO TENDER THEIR NOTES AND WARRANTS PURSUANT TO THIS OFFER.

    Holders tendering Notes and Warrants should sign the letter of transmittal with the same name as are typed on the front of the Notes and Warrants as the registered holder. The signature on the letter of transmittal should be guaranteed by a Federally insured financial institution.

    No alternative, conditional or contingent tenders will be accepted. If the GE Credit Closing does not occur by September 30, 1999 for any reason, the Purchase Notes, Purchase Warrants, Conversion Notes and Conversion Warrants tendered will be returned by Unapix to the respective tendering Holders.

    Upon the terms and subject to the conditions of this Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment), upon the GE Credit Closing, Unapix will accept for payment and will pay for all Purchase Notes and Purchase Warrants properly tendered prior to the Expiration Date. All tenders by Holders and companion elections to convert the Conversion Notes shall be irrevocable; except that Holders will be entitled to revoke their tender if they simultaneously convert the full principal amount of their Purchase Notes and Conversion Notes into shares of the Company's common stock in accordance with the original terms of the Notes (without giving effect to this Offer).

    Holders tendering their Notes for purchase and conversion pursuant to this Offer are necessarily investing in the common stock of Unapix and accordingly, should familiarize themselves with public information concerning Unapix. In this regard, the Holders' attention is directed to the Prospectus, dated July 21, 1997, as well as the most recently filed documents pursuant to the Securities Exchange Act of 1934, including, without limitation, Unapix's annual report on Form 10-KSB for the year ended December 31, 1998, Unapix's Proxy Statement dated June 25, 1999 and Unapix's quarterly report on Form 10-QSB for the fiscal quarter ended June 30, 1999, copies of which may be viewed or obtained via the Internet at www.sec.gov. Holders wishing to receive hard-copy of any of such information may obtain same free of charge by contacting Unapix at the above address.

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                                Very truly yours,

                                UNAPIX ENTERTAINMENT,INC.

                                ---------------------------------------------
                                Herbert M. Pearlman, Chairman
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